

News Release

Mattson Technology Contact
Andy Moring
Mattson Technology, Inc.
tel 510-657-5900
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye
Guerrant Associates
tel 808-882-1467
lguerrant@guerrantir.com

FOR IMMEDIATE RELEASE

MATTSON TECHNOLOGY, INC. REPORTS IMPROVED
SECOND QUARTER 2009 RESULTS

FREMONT, Calif. — July 29, 2009 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for its second quarter of 2009 (ended June 28, 2009).

Second Quarter 2009 Financial Results

Net sales for the second quarter were $8.1 million, compared to $5.6 million in the first quarter, and $41.8 million in the second quarter of 2008. Gross margin for the second quarter was negative $1.6 million, compared to negative $7.9 million in the first quarter, and $18.4 million in the second quarter of 2008. The negative gross margin in both the first and second quarters of 2009 were attributable to manufacturing under-absorption at the current low revenue volumes, and additional reserves for excess inventory and vendor commitments of $3.8 million in the second quarter and $9.3 million for the first quarter.

Operating expenses for the second quarter were $18.2 million, compared to $20.4 million in the first quarter and $25.7 million for the second quarter of 2008. Operating expenses for the second quarter included a $0.1 million release in restructuring reserves. Operating expenses for the first quarter included $0.9 million related to restructuring charges and operating expenses for the second quarter of 2008 included $0.7 million related to restructuring charges.

Net loss for the second quarter was $19.9 million, or $0.40 loss per share, compared with a net loss of $27.2 million, or $0.55 loss per share, for the first quarter and net loss of $6.8 million, or $0.14 loss per share, for the second quarter of 2008.

Cash, cash equivalents, short-term investments and restricted cash at the end of the second quarter were $79.8 million, compared to $91.6 million at the end of the first quarter and $103.4 million at the end of the fourth quarter of 2008. Cash decreased by $11.8 million in each of the first and second quarters, compared to a decrease of $14.3 million in the fourth quarter of 2008.

David L. Dutton, Mattson Technology's president and chief executive officer, noted, "We continue to see an improvement in business conditions in the semiconductor capital equipment sector and the overall semiconductor industry, although we are still in the early stages of industry recovery. Utilization rates and semiconductor demand are clearly on the rise, and specific to Mattson Technology, we are encouraged by our new product traction and sequential increase in revenues for the second quarter. Customer activity continues to increase, especially involving technologies in our new product portfolio." Dutton added, "However, capacity and expansion spending remain muted, with the timeline for more normal industry conditions and a sustainable recovery yet to be determined. While the downward trend in the industry has ended, and we are seeing improved conditions, the industry lacks clarity on the timing and roadmap of a sustained recovery."

The Company also announced incremental cost reduction initiatives, which will continue to reduce the cash loss from operations and improve the operating leverage and efficiency of the

Company during the industry recovery. These additional cost reduction initiatives will include reductions-in-force, streamlining of the management structure and extended furloughs in certain regions. Mattson expects to record cash expenditures of $1.8 million primarily in the third quarter as a result of these initiatives.

"We maintain our focus on strict cost containment measures and continue to lower the Company's cost structure, while preserving our investment in our etch technology," said Dutton. "Results for the second quarter improved across the board, and reflect our strategic initiatives to advance etch, coupled with our strict financial discipline. Revenue increased over 40 percent on a sequential basis, while operating expenses decreased quarter-on-quarter and declined 25 percent from a year ago. Our cash position at the end of the second quarter was better than we had anticipated." Dutton concluded, "We intend to insure the long-term viability of Mattson Technology and will exit this downturn with a substantially improved cost structure."

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Conference Call
On Wednesday, July 29, 2009, at 3:00 PM Pacific Time (6:00 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2009 second quarter financial results, cost reduction initiatives, current business conditions, the near-term business outlook and guidance for the third quarter of 2009. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast.

To access the live conference call, please dial (719) 325-4837.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the Company's future prospects and plans, including, but not limited to: our cost reduction plans, potential future earnings, cash flow, cash position and other financial results, future customer demand and industry and economic conditions, and the market acceptance of Company products. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.
Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry. Through manufacturing and design innovation, we have produced technologically advanced systems that

provide productive and cost effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900. Internet: www.mattson.com.

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended	
	June 28, 2009	June 29, 2008	June 28, 2009	June 29, 2008
Sales				
Products	$ 7,532	$ 40,443	$ 12,231	$ 87,135
Services	536	1,347	1,409	3,310
Net sales	8,068	41,790	13,640	90,445
Cost of sales				
Products	9,576	22,735	22,706	49,846
Services	101	610	458	1,320
Cost of sales	9,677	23,345	23,164	51,166
Gross margin	(1,609)	18,445	(9,524)	39,279
Operating expenses:				
Research, development and engineering	6,810	9,215	13,460	17,061
Selling, general and administrative	11,505	15,592	24,359	32,367
Amortization of intangibles	-	128	-	256
Restructuring charges	(100)	748	818	748
Total operating expenses	18,215	25,683	38,637	50,432
Loss from operations	(19,824)	(7,238)	(48,161)	(11,153)
Interest and other income, net	182	906	1,454	739
Loss before income taxes	(19,642)	(6,332)	(46,707)	(10,414)
Provision for income taxes	254	422	416	556
Net loss	$ (19,896)	$ (6,754)	$ (47,123)	$ (10,970)
Net loss per share:				
Basic and Diluted	$ (0.40)	$ (0.14)	$ (0.95)	$ (0.22)
Shares used in computing net loss per share:				
Basic and Diluted	49,772	49,419	49,749	49,391

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 28, 2009 (unaudited)	December 31, 2008 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 77,819	$ 103,387
Restricted cash	2,000	-
Accounts receivable, net	3,055	14,477
Advance billings	100	140
Inventories	35,175	48,410
Inventories - delivered systems	-	956
Prepaid expenses and other assets	5,319	5,765
Total current assets	123,468	173,135
Property and equipment, net	25,357	27,144
Other assets	7,454	7,932
Total assets	$ 156,279	$ 208,211
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,148	$ 7,205
Accrued liabilities	16,725	21,241
Deferred revenue	2,255	4,198
Total current liabilities	25,128	32,644
Income taxes payable, non-current	13,591	13,467
Other liabilities	5,719	5,264
Total liabilities	44,438	51,375
Stockholders' equity:		
Common stock	54	54
Additional paid-in capital	630,533	628,632
Accumulated other comprehensive income	20,482	20,255
Treasury stock	(37,986)	(37,986)
Accumulated deficit	(501,242)	(454,119)
Total stockholders' equity	111,841	156,836
Total liabilities and stockholders' equity	$ 156,279	$ 208,211

(1) Derived from audited financial statements